[redacted]

08006280

SEC
Mail Processing
Section

DEC 1 1 2008

Washington, DC
101

SUPPL

VENEZOLANO DE CREDITO

December 09, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628

Re: Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (Exemption Number 82-4422).

Ladies and Gentlemen:

Banco

We **Venezolano de Crédito, S.A. Banco Universal**, Exemption Number 82-4422, hereby submit this letter to notify your office of our intention to electronically publish our documents for the purposes of complying with Rule 12g3-2(b). All such documents will be published on the following URL address:

http://www.venezolano.com

Please let us know if you have any questions. Thank you.

Very truly yours,

PROCESSED
DEC 2 2 2008
THOMSON REUTERS

Joaquin Urbano
VP International and Securities
Venezolano de Crédito S.A. Banco Universal

12/18

END